AMERICAN INTERNATIONAL INDUSTRIES, INC.

(OTCBB: “AMIN”)

601 Cien St., Suite 235, Kemah, TX 77565-3077

Tel: (281) 334-9479 Fax: (281) 334-9508

email: amin@americanii.com

www.americanii.com

October 30, 2013

William Demarest

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Northeast Street

Washington, D.C.  20549

RE:          American International Industries, Inc.

Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2012

Filed April 16, 2013 and September 5, 2013

File No. 1-33640

Dear Mr. Demarest:

This letter is in response to the staff’s letter dated October 23, 2013 to American International Industries, Inc., regarding adjusted/revised disclosure to be made in our future Exchange Act reports. Our response and adjusted/revised disclosure to each of the staff’s comments is set forth below. For your convenience, we have copied the headings and each of the comments in your letter immediately preceding our response.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Selling, General and Administrative, page 31

1. Your disclosure indicates that the 36.4% decrease is due to a decrease in stock-based compensation.  Please tell us, and clarify in future filings, the reasons for the decrease in stock-based compensation.

RESPONSE: We will add the disclosure shown below, as appropriate to our future filings.

Stock-based compensation decreased by $1,211,722 to $174,454 for the year ended December 31, 2012, from $1,386,176 for the year ended December 31, 2011.  The primary reason for the decrease is a reduction of $269,375 paid to the Company’s CEO and $423,249 paid to other employees, officers, and directors in stock-based compensation and bonus shares due to the decrease in operating results.  During the year ended December 31, 2011, the Company issued 146,000 restricted shares of common stock with a fair market value of $919,800 for property with an original cost of $520,382 to a related party, and recorded the difference as share-based compensation of $399,418.  Additionally, the Company paid $119,680 less in stock-based compensation to attorneys for their services in support of litigation.

Liquidity and Capital Resources, page 31

2. In future filings please disclose the reasons for the sale of Delta.  Tell the reader the long term and short term strategic reasons for selling your subsidiary.  In your response please show us the disclosure you will include in future filings.

RESPONSE: We will add the disclosure shown below, as appropriate to our future filings.

The decision by the Company to sell the assets and liabilities DSWSI was to substantially increase its cash position in the short term and to explore other investment opportunities in the long term, utilizing the proceeds from this transaction.  Periodically, the Company may sell a subsidiary to monetize its assets to enable the Company to pursue other investment opportunities and bring value to our shareholders.

3. You disclose that you believe cash on hand, operating cash flows and credit facilities will be sufficient to fund your operations for the next 12 months.  We note that for at least the past two years that you have had significant operating cash flows and as of December 31, 2012 your credit facility was due to mature on April 30, 2013.  In future filings please provide a more robust and accurate depiction of how you will meet short term and long term liquidity requirements.

RESPONSE: We will add the disclosure shown below, as appropriate to our future filings.

The Company’s cash on hand at December 31, 2012 was $1,016,454 and working capital was $9,239,149, including $7,031,614 in real estate held for sale.  The Company intends to sell real estate to help fund operations.  The Company's prospects for selling real estate from its portfolio have improved significantly due to infrastructure developments in close proximity to these properties. Management believes that demand and prices for real estate will remain constant or increase during the next 12 months from the date of this report. The appraised market value of the Company's portfolio of real estate held for sale is approximately 50% higher than the value recorded on the balance sheet.  NPI’s credit facility is reviewed by the bank on an annual basis and has been renewed to April 30, 2014.

Note 6 – Real Estate Held for Sale, page 50

4. We note that during 2012 six of the Dawn Condominium units were sold at a loss for $553,621; an average of approximately $92,270.  Please tell us how you determined that the remaining nine condominium units were not impaired.  Please provide us with your impairment analysis.

RESPONSE: The units sold during the year ended December 31, 2012 were sold at a loss to increase American’s cash position for liquidity needs.  Additionally, the net proceeds for the sale of these units were significantly reduced due to several years of unpaid property taxes on these units.  American has since paid the property taxes from prior years that were due on the remaining units.  On February 11, 2013, the remaining nine Dawn Condominium units were appraised by a third party at a market value of $135,000 per unit, or $1,215,000 in total, which is $63,164 higher than the average carrying value of the units recorded on American’s balance sheet as of December 31, 2012.  This appraisal was performed by an appraiser certified by the State of Texas.  Based on the appraised value of these units, American did not record any impairment for the remaining nine units.

Note 9 – Intangible Assets

5. It appears that the majority of your operations are generated from the NPI segment.  It appears that the NPI segment has significant recurring losses and decreasing revenues related to a loss of a significant customer during 2012.  Please provide us with your goodwill impairment testing and provide us with your significant assumptions.  Also, tell us when you perform your goodwill test each year.

RESPONSE: NPI has added several new customers to replace the loss of the significant customer during 2012 and expects to add additional medium to large customers in 2013.  American performs goodwill impairment testing for NPI on an annual basis as of December 31.  The first step we perform is to compare the fair value of NPI with its carrying amount, including goodwill:

	As of December 31, 2012
	Fair Value of NPI	Carrying Value of NPI
Cash	$ 980	$ 980
Accounts receivable, less allowance for doubtful accounts	2,083,233	2,083,233
Inventory of finished goods	1,832,304	1,832,304
Prepaid expenses	56,923	56,923
Other	913,403	913,403
Total current assets	4,886,843	4,886,843

Property and equipment, net of accumulated depreciation and amortization	1,774,737	1,774,737
Goodwill	674,539	674,539
Other assets	158,982	158,982
Total assets	7,495,101	7,495,101

Less total liabilities	(3,890,696)	(3,890,696)
Net assets	$ 3,604,405	$ 3,604,405

Since the fair value of NPI is not less than its carrying value, it is not considered necessary to proceed to the second step of the impairment testing process.  As a result of this analysis, no impairment of goodwill was recorded by American as of December 31, 2012.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Exchange Act Filing. The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,

/s/ Sherry L. McKinzey

Sherry L. McKinzey, Chief Financial Officer